Exhibit (a)(5)(I)

‘We put our money where our mouth is’: Paliou doubles down on Genco bid

Diana Shipping and Star Bulk CEOs say they are the only game in town for Genco shareholders

TradeWinds

By Harry Papachristou

28 May 2026

As the clock ticks down to an 18 June showdown at a Genco shareholders meeting, Greek owners Semiramis Paliou and Petros Pappas have raised the stakes in a campaign to install a new board at the New York company.

Diana became Genco Shipping & Trading’s single biggest shareholder late last year and followed up with two offers to buy the entire US-listed company.

After Genco’s board under chief executive John Wobensmith rejected both offers, an acrimonious litany of claims and counter-claims followed, with both sides trying to woo shareholders.

In an interview with TradeWinds before Diana filed a third and higher bid at $24.80 per share on Wednesday, Diana CEO Paliou and Star Bulk CEO Pappas aimed to cut through the back-and-forth, stating that Diana’s offer is the only game in town for Genco shareholders.

A formal tender offer submitted directly to Genco shareholders to buy their stock, which runs in parallel with the proxy board fight, highlights how serious Diana is about the bid, Paliou said.

“It shows we’re there and nobody else is,” Diana’s principal added.

Star Bulk Carriers, which backs Diana with a pledge to acquire 16 of Genco’s 45 ships if a takeover is consummated, points to the lack of a higher counter-bid from any third party to prove the point.

“The offer has been on the table for more than six months now, and nobody else has come forward to propose even 50 cents more,” Pappas said.

According to Paliou, it has been difficult for Diana to contemplate paying more, because of what it describes as a refusal by Genco’s board to meaningfully engage in negotiations.

Diana has said in proxy fight materials submitted that there “hasn’t been one phone call or meeting to discuss how a transaction could work for all parties”.

“We’re not out to claim that Genco’s management is bad, but their decision not to sit down at the table is the worst possible,” Paliou told TradeWinds.

Genco’s board, which said late on Wednesday that it is reviewing Diana’s third proposal, has dismissed the accusation of previous failure to engage.

According to Genco’s proxy materials, management “responded” after “thoroughly reviewing” Diana’s proposals, with the “assistance of external advisers”.

The materials Genco filed in relation to Diana’s previous $23.50 proposal said the bid “significantly undervalues” Genco; was “not in the best interest” of its shareholders; was “highly conditional”; and had “considerable execution risks”.

Paliou and Pappas, however, reject Genco’s argument that Diana is trying to acquire the New York owner on the cheap by making an offer below its current net asset value.

Apart from citing several recent dry bulk mergers that took place below NAV, Diana believes that Genco shares have been trading above NAV only because of Diana’s offer, not as a result of any intrinsically superior strategy by Genco’s management.

According to a Diana presentation, Genco’s price-to-NAV ratio shot up only after Diana disclosed that it was holding a considerable stake in the company.

“It’s like we’re assuming that Genco suddenly became the world’s best shipping manager over the past few months,” Paliou said.

Genco, however, has dismissed Diana’s argument, saying its presentation is based on “skewed” data.

Earlier this month, to prove its conviction that Genco’s current share price is “inflated”, Diana sold some stock above the $23.50 per share that it was then offering and said it would reinvest the share sale gains in the financing of the intended acquisition.

“We put our money where our mouth is,” said Paliou.

Diana also dismisses Genco’s arguments about the poor quality of Diana’s management, pointing to the $1.433bn in bank financing it has secured for its acquisition plan from major shipping banks led by DNB Carnegie and Nordea.

“They would have hardly entrusted this kind of money to an untrustworthy company,” Paliou said.

She keeps her options open as to what she will do with Diana’s Genco stake of more than 14% if her bid to unseat its management fails.

“The optimal, and in my view most likely, scenario is that we won’t get to a proxy fight on 18 June at all — it will be clear by then anyway who’s winning,” she told TradeWinds.

Much may ride on the position that influential proxy shareholding-advisory service ISS takes.

Other major Genco shareholders are the investment arm of Singapore-based shipping firm Berge Bulk, US private equity giant BlackRock and investment firm Dimensional Fund Advisors.